Vanguard Short-Term Government Bond Index Fund
Vanguard Intermediate-Term Government Bond Index Fund
Vanguard Long-Term Government Bond Index Fund
Vanguard Short-Term Corporate Bond Index Fund
Vanguard Intermediate-Term Corporate Bond Index Fund
Vanguard Long-Term Corporate Bond Index Fund
Vanguard Mortgage-Backed Securities Index Fund
Vanguard Total Bond Market II Index Fund
Vanguard Emerging Markets Government Bond Index Fund
Vanguard Total International Bond Index Fund
Vanguard Short-Term Inflation-Protected Securities Index Fund
Vanguard Extended Duration Treasury Index Fund
Vanguard Variable Insurance Fund Total Bond Market Index
Portfolio

Supplement to the Prospectuses and Summary Prospectuses

Prospectus and Summary Prospectus Text Changes
Under the heading "Investment Advisor," Joshua C. Barrickman's title is updated as follows:

Joshua C. Barrickman, CFA, Principal of Vanguard and head of
Vanguard's Fixed Income Indexing Americas.

Prospectus Text Changes
The following replaces similar text under the heading Investment
Advisor:

Vanguard's Fixed Income Group is overseen by:
Mortimer J. Buckley, Chief Investment Officer and Managing Director
of Vanguard. As Chief Investment Officer, he is responsible for the oversight of Vanguard's Equity Investment and Fixed Income Groups.
The investments managed by these two groups include active quantitative equity funds, equity index funds, active bond funds, index bond funds, stable value portfolios, and

(over, please)

money market funds. Mr. Buckley joined Vanguard in 1991 and has held various senior leadership positions with Vanguard. He received his A.B. in economics from Harvard and an M.B.A. from Harvard Business School.

Gregory Davis, CFA, Principal of Vanguard and global head of Vanguard's Fixed Income Group. He has direct oversight responsibility for all money market funds, bond funds, and stable value portfolios managed by the Fixed Income Group. He has been with Vanguard since 1999 and has managed investment portfolios since 2000. He received his B.S. in insurance from The Pennsylvania State University and an M.B.A. from The Wharton School of the University of Pennsylvania.

Kenneth E. Volpert, CFA; Principal of Vanguard; global head of Fixed Income Indexing; and head of investments, Europe. He has direct oversight responsibility for all bond index funds managed by the Fixed Income Group. He managed investment portfolios from 1982 through May 2014 and has been with Vanguard since 1992. He received his B.S. from the University of Illinois and an M.B.A. from the University of Chicago.

Paul M. Jakubowski, Principal of Vanguard and head of credit. He has oversight responsibility for investment activities within the credit-related sectors of the taxable fixed income market as well as taxable credit research. He has worked in investment management since joining Vanguard in 2000 and has managed investment portfolios since 2013. He received his B.S. from the University of Richmond and an M.B.A. from Villanova University.

Ronald M. Reardon, Principal of Vanguard and head of rates. He has oversight responsibility for investment activities within the rates-related sectors of the taxable fixed income market including foreign exchange. He has worked in investment management for Vanguard since 2001 and has managed investment portfolios since 2005. He received his B.S. from The College of New Jersey and an M.B.A. from the University of Rochester.

In the description of the manager(s) primarily responsible for the day-to-day management of the Fund(s)/Portfolio, Joshua C. Barrickman's title is updated as follows:

Joshua C. Barrickman, CFA, Principal of Vanguard and head of Vanguard's Fixed Income Indexing Americas.

CFA(R) is a trademark owned by CFA Institute.

(C) 2014 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor. PS FIGA 062014